As filed with the Securities and Exchange Commission on April 20, 2009.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BTU International, Inc.

(Name of Subject Company (issuer))

BTU International, Inc.

(Name of Filing Person (offeror))

Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

056032105

(CUSIP Number of Common Stock Underlying Class of Securities)

Paul J. van der Wansem

Chairman and Chief Executive Officer

BTU International, Inc.

23 Esquire Road

North Billerica, Massachusetts 01862

Telephone: (978) 667-4111

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Keith F. Higgins, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

Telecopy: (617) 951-7050

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$363,356 *	$20.28 **

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered for new options and cancelled pursuant to this offer. The options eligible for exchange have a value of $363,356 calculated using the Black-Scholes option pricing method based on a price per share of common stock of $ 3.37, the price of the Issuer’s common stock as reported on the NASDAQ Global Market on April 16, 2009.

**	Calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet – Questions and Answers” in the Offering Memorandum, dated April 20, 2009 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is BTU International, Inc., a Delaware corporation (“BTU” or the “Company”) and the address of its principal executive office is 23 Esquire Road, North Billerica, Massachusetts 01862. The telephone number at that address is (978) 667-4111.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to its employees (other than its Chief Executive Officer) who, as of the date the Offer commences and continuing through the date the Replacement Options, as defined below, are granted, are actively employed by the Company and hold Eligible Options, as defined below (“Eligible Optionholders”), to exchange their Eligible Options for replacement options (the “Replacement Options”) issued under the 2003 Plan representing the right to purchase a lesser number of shares at an exercise price equal to the closing sale price of the Company’s common stock on the NASDAQ Global Market on May 15, 2009 (assuming the holder thereof remains an Eligible Optionholder), unless the Company extends the offer. Eligible Options are options to purchase shares of the Company’s common stock, par value $0.01 per share, issued and outstanding under the Company’s 2003 Equity Incentive Plan, as amended, which we refer to as the “2003 Plan,” with exercise prices equal to or greater than $10.05 per share. Only Eligible Options that are outstanding on April 20, 2009, held by Eligible Optionholders during the entire period from and including April 20, 2009 through the date the Replacement Options are granted (currently expected to be May 18, 2009), will be eligible to be tendered in the Offer. As of April 16, 2009, options to purchase 1,000,105 shares of common stock were outstanding under the 2003 Plan, and Eligible Optionholders held Eligible Options to purchase a total of 478,100 shares of common stock.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet – Questions and Answers,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 6 (“Price Range of Common Stock Underlying the Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Memorandum under “Summary Term Sheet – Questions and Answers,” “Risk Factors,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 9 (“Information about BTU International, Inc.”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

b) Purchasers. Executive officers of the Company (except for Paul J. van der Wansem, BTU’s Chief Executive Officer) are eligible to participate in the Offer on the same terms and conditions as the Company’s other employees. Directors will not be permitted to participate in the Offer. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum under Section 3 (“Procedures for Electing to Exchange Options”), Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) and Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The 2003 Plan, which is included as Exhibit (d)(1) hereto, is also included herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference. The business address and telephone number of each director and executive officer is the address and telephone number of BTU International, Inc., which is provided in Item 2(a) of this Schedule TO.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning BTU International, Inc.”) and Section 17 (“Additional Information”) and the information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offering Memorandum under “Risk Factors” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated April 20, 2009.

(a)(1)(ii)*	Form of BTU International, Inc. Stock Option Exchange Program Election/Withdrawal Form.

(a)(1)(iii)*	Communication to Eligible Optionholders Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around April 20, 2009.

(a)(1)(iv)*	Form of Communication to Tendering BTU International, Inc. Employees

(a)(1)(v)*	Reminder Communication to Eligible BTU International, Inc. Employees

(a)(1)(vi)*	Form of BTU International, Inc. Stock Option Exchange Program Election Confirmation

(a)(1)(vii)*	Form of Communication to Eligible Optionholders Regarding the Exercise Price of Replacement Options, dated May 15, 2008

(a)(1)(viii)	BTU International, Inc. Annual Report on Form 10-K for the period ended December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009 is hereby incorporated by reference.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	BTU International, Inc. 2003 Equity Incentive Plan, as amended, filed as Appendix A to BTU International, Inc.’s Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders filed on April 17, 2009, is hereby incorporated by reference.

(g)	Not applicable

(h)	Not applicable

*	Filed electronically herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BTU INTERNATIONAL, INC.

By:	/s/ Paul J. van der Wansem
Paul J. van der Wansem
Chairman and Chief Executive Officer
April 20, 2009

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated April 20, 2009.

(a)(1)(ii)*	Form of BTU International, Inc. Stock Option Exchange Program Election/Withdrawal Form.

(a)(1)(iii)*	Communication to Eligible Optionholders Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around April 20, 2009.

(a)(1)(iv)*	Form of Communication to Tendering BTU International, Inc. Employees

(a)(1)(v)*	Reminder Communication to Eligible BTU International, Inc. Employees

(a)(1)(vi)*	Form of BTU International, Inc. Stock Option Exchange Program Election Confirmation

(a)(1)(vii)*	Form of Communication to Eligible Optionholders Regarding the Exercise Price of Replacement Options, dated May 15, 2008

(a)(1)(viii)	BTU International, Inc. Annual Report on Form 10-K for the period ended December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009 is hereby incorporated by reference.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	BTU International, Inc. 2003 Equity Incentive Plan, as amended, filed as Appendix A to BTU International, Inc.’s Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders filed on April 17, 2009, is hereby incorporated by reference.

(g)	Not applicable

(h)	Not applicable

*	Filed electronically herewith